Exhibit 99.2

ANNOUCEMENT TO THE MARKET

                Perdigão S.A announces, within the terms of CVM Instruction nº 358, that it has signed a protocol of intention with the government of Pernambuco state and the municipal government of Bom Conselho on the establishment of an agro-industrial complex in that municipality, located 287 kilometers from Recife. Two plants will be constructed in an area measuring 100 hectares — one for Batávia for processing dairy products and the other for Perdigão for the processing of meat products  — along with a Distribution Center.

                The investments for the project amount to an estimated R$ 280 million, to be provided from fixed investment and working capital from Perdigão and Batávia (R$ 200 million), and investments from third parties (R$80 million). The specialty meats processing unit will have foreseen investments of around R$ 150 million while the dairy unit will have investments of R$ 130 million. Both are part of the Company´s plan to grow organically and through new businesses as was widely disclosed in its business plan for 2007-2011.

São Paulo, September 17, 2007.

Wang Wei Chang

Chief Financial Officer